Hopster's LLC

Amended and Restated Limited Liability Company Operating Agreement

Entered into as of __[EFFECTIVE DATE]__

THE LIMITED LIABILITY COMPANY INTERESTS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR OF ANY OTHER JURISDICTION. THE INTERESTS MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT OF 1933, AS AMENDED AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM OR OTHERWISE AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE INTERESTS SHALL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THOSE LAWS AND THIS AGREEMENT.

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AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF HOPSTER'S LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of Hopster's LLC, a Massachusetts limited liability company (the "Company"), is made and entered into as of [EFFECTIVE DATE] (the "Effective Date"), by and among the members identified on Exhibit A hereto, as amended from time to time (collectively, the "Members").

RECITALS

WHEREAS, the Company was formed on April 5, 2013 (the "Formation Date") by the filing of a Certificate of Organization with the office of the Secretary of the Commonwealth of Massachusetts pursuant to the relevant provisions of the Act;

WHEREAS, the parties hereto desire to enter into this Amended and Restated Operating Agreement to amend and restate the existing Limited Liability Company Operating Agreement of the Company, dated as of October __, 2016; and [EFFECTIVE DATE]

WHEREAS, the Members desire to enter into this Agreement, which sets forth, among other things, the respective ownership interests of the Members, to define certain agreements among themselves relating to the governance of the Company and granting certain rights and imposing certain restrictions on themselves and the Units now or at any time held by the Members or issuable to the Members or other persons.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound hereby agree as follows:

ARTICLE 1
THE COMPANY

1.1 Formation. The Company was formed by the agreement of the initial Member as a limited liability company under and pursuant to the provisions of the Limited Liability Company Act of the Commonwealth of Massachusetts, as amended from time to time (the "Act"). The fact that the Certificate of Organization of the Company (the "Certificate") is on file in the office of the Secretary of the Commonwealth of Massachusetts constitutes notice that the Company is a limited liability company. The rights and liabilities of the Members shall be as provided under the Act, the Certificate and this Agreement.

1.2 Name. The name of the Company is "Hopster's LLC". The business of the Company shall be conducted under that name or under such other name as may from time to time be selected by the Company.

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1.3   Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

1.4   Location. The principal place of business of the Company shall be located at such address as the Board may determine from time to time. The Company may establish other places of business when and where required by or advisable to the Company's business.

1.5   Registered Office and Registered Agent. The registered office of the Company required to be maintained in the Commonwealth of Massachusetts is as provided in the Certificate or such other registered office (which shall not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

1.6   Term. The Company will have perpetual existence unless dissolved in accordance with the terms of this Agreement.

1.7   Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement have the meanings specified below. Unless the context otherwise requires, capitalized terms used but not defined in this Agreement have the meanings given to them in the Act.

(a)   "Act" has the meaning set forth in Section 1.1.

(b)   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation §§1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)   Debit to such Capital Account the items described in §1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)   "Affiliate" means, with respect to any person, (a) any person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of that person, (b) any person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by that person, (c) any person directly or indirectly controlling, controlled by or under common control with that person, and (d) any officer, director, partner or manager of any person described in subsection (b), (c) or (h) of this paragraph, and the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management,

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activities or policies of any person whether through the ownership of voting securities, by contract, employment or otherwise.

(d)   "Agreement" has the meaning set forth in the preamble.

(e)   "Approved Sale" has the meaning set forth in Section 8.5(a).

(f)   "Approving Members" has the meaning set forth in Section 8.5(a).

(g)   "Automatic Conversion Event" has the meaning set forth in Section 2.8(b).

(h)   "Board" has the meaning set forth in Section 3.1.

(i)   "Capital Account" has the meaning set forth in Section 5.1.

(j)   "Capital Account Excess" means, with respect to a Member, the excess (if any) of such Member's Capital Account over such Member's Targeted Account.

(k)   "Capital Account Shortfall" means, with respect to a Member, the excess (if any) of such Member's Targeted Account over such Member's Capital Account.

(l)   "Capital Contribution" means, with respect to any Member and a Unit in the Company held or purchased by such Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities assumed or taken subject to by the Company) with respect to such Unit.

(m)   "Capital Proceeds" means any and all proceeds (whether in the form of cash or property) received by the Company or receivable by its Members from a Capital Transaction, reduced by expenses incurred by the Company in connection with such Capital Transaction, liabilities of the Company which are repaid out of the proceeds from such Capital Transaction, and such reserves as the Board may determine to be necessary for the needs of the Company.

(n)   "Capital Transaction" means a sale or disposition of all, or a significant portion of, the Company's business, including, without limitation, a Sale Transaction. The Board's determination of whether a transaction encompasses a significant portion of the Company's business will be conclusive.

(o)   "CEO" has the meaning set forth in Section 4.5(a).

(p)   "Certificate" has the meaning set forth in Section 1.1.

(q)   "Chair" has the meaning set forth in Section 3.3.

(r)   "Class of Units" has the meaning set forth in Section 2.1.

(s)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the Effective Date. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the Effective Date, as such specific section or

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corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

(t) "Common Units" has the meaning set forth in Section 2.1.

(u) "Company" has the meaning set forth the preamble.

(v) "Company Minimum Gain" has the meaning set forth in sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

(w) "Conversion Price" has the meaning set forth in Section 2.8(c).

(x) "Convertible Securities" means any evidence of indebtedness, units or other securities directly or indirectly convertible into, or exercisable or exchangeable for, Common Units.

(y) "Corporate Governing Documents" has the meaning set forth in Section 8.6(a).

(z) "Corporation Conversion" has the meaning set forth in Section 8.6(a).

(aa) "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis. In the event that the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method.

(bb) "Dilutive Issuance" means the issuance of Dilutive Units.

(cc) "Dilutive Units" means, with respect to a particular series of Preferred Units, (i) Units or Convertible Securities (other than Excluded Issuances as set forth below) issued by the Company after the Effective Date for a Capital Contribution less than the applicable Conversion Price for such series of Preferred Units in effect immediately prior to the issuance of such Units or Convertible Securities, and (ii) Units issuable upon the exercise or conversion of Options issued (or modified or adjusted either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) after the Effective Date which would entitle the holder to acquire Units, upon exercise or conversion, for a Capital Contribution (taking into account any consideration paid by the holder for the Convertible Securities) less than the applicable Conversion Price for such series of Preferred Units in effect immediately prior to the issuance of such Option.

(dd) "Dissolution Event" has the meaning set forth in Section 10.1.

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(ee)   "Effective Date" has the meaning set forth in the preamble.

(ff)   "Equity Incentive Plan" means any equity incentive plan adopted by the Board providing for the issuance of certain Common Units pursuant to Section 2.7.

(gg)   "Excluded Issuances" has the meaning set forth in Section 2.8(f)(iii).

(hh)   "Fair Market Value" has the meaning set forth in Section 3.10.

(ii)   "Final Distribution" has the meaning set forth in Section 10.2.

(jj)   "Fiscal Year" means the taxable year which, unless the Code requires a different period, is (i) the calendar year, or (ii) any portion of the period described in clause (i) of this sentence for which the Company is required to allocate Profit, Loss and other items of Company income, gain, loss or deduction pursuant to Article 6.

(kk)   "Formation Date" has the meaning set forth in the preamble.

(ll)   "Fully Diluted Number" means the sum of (i) the number of Common Units then outstanding (treating for this purpose as outstanding all Common Units issuable upon exercise of all Options then issued and outstanding) and (ii) the number of Preferred Units then outstanding (on an as-converted basis).

(mm)   "Gross Asset Value" means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, as determined pursuant to Section 3.10 hereof.

(ii)   The Gross Asset Value of any Company property distributed to a Member shall be the gross Fair Market Value of such asset on the date of distribution as determined pursuant to Section 3.10 hereof.

(iii)   The Gross Asset Values of all the Company assets shall be adjusted to equal their respective gross Fair Market Values (taking Code Section 7701(g) into account), as determined by the Board in accordance with Section 3.10 as of the following times: (A) the acquisition of an additional Unit in the Company by any new or existing Member; (B) the distribution by the Company to a Member of more than a *de minimis* amount of property with respect to a Unit; (C) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Board determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company.

(iv)   The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code should the Company make an election under Section 754 of the Code,

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but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m).

(v)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(nn)   "Issuer Corporation" has the meaning set forth in Section 8.6(a).

(oo)   "Major Member" means each Member that, individually or together with such Member's Affiliates, holds at least 100 Common Units or 100 Series A-1 Units (as adjusted for any split, dividend, combination, or other recapitalization or reclassification effected after the Effective Date).

(pp)   "Majority Vote" means the vote or consent of the Members holding at least a majority of the then outstanding Units with the power to vote in accordance with the terms hereof.

(qq)   "Manager(s)" has the meaning set forth in Section 3.1(a).

(rr)   "Meeting Supervisor" has the meaning set forth in Section 4.2(i).

(ss)   "Members" has the meaning set forth in the preamble.

(tt)   "Member Nonrecourse Debt" has the meaning set forth in section 1.704-2(b)(4) of the Treasury Regulations.

(uu)   "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Treasury Regulations.

(vv)   "Member Nonrecourse Deductions" has the meaning set forth in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

(ww)   "Net Cash Flow" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all sources except Capital Transactions, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (specifically including payments of principal and interest on any Company indebtedness and expenses reimbursed to the Members), and less any amounts determined by the Board to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

(xx)   "New Securities" means, collectively, Units and Convertible Securities, whether or not currently authorized, other than Excluded Issuances as set forth below.

(yy) "Nonrecourse Deductions" has the meaning set forth in sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

(zz) "Nonrecourse Liability" has the meaning set forth in section 1.704-2(b)(3) of the Treasury Regulations.

(aaa) "Notice" has the meaning set forth in Section 12.6(a).

(bbb) "Offered Units" has the meaning set forth in Section 8.2(b).

(ccc) "Officers" has the meaning set forth in Section 3.6.

(ddd) "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Units or Convertible Securities convertible into Common Units, or following a Company reorganization, the common stock of the issuer corporation.

(eee) "Original Issue Price" means, with respect to each Series A-1 Unit, $500 and with respect to each Series A-2 Unit, $500.

(fff) "P-Series" has the meaning set forth in Section 2.7.

(ggg) "Percentage Interest" means, as to a Member, the percentage determined by dividing the number of Units held by such Member (on an as-converted basis) by the number of Units outstanding (on an as-converted basis), all as set forth next to such Member's name on Exhibit A hereto, as amended from time to time; provided, however, that for purposes of the application of the definition of "Percentage Interest" as used in Section 7.1(c)(v), neither the number of Units held by a Member nor the number of Units outstanding shall be determined on an as-converted basis.

(hhh) "Permitted Transferee" has the meaning set forth in Section 8.3.

(iii) "Preferred Units" has the meaning set forth in Section 2.1.

(jjj) "Priority Return" means distributions on each Series A-1 Unit, at the rate of 6% per annum, on the Series A-1 Unit Original Issue Price (adjusted appropriately for splits, distributions, recapitalization and the list with respect to the Series A-1 Units), which Priority Return shall not be compounded.

(kkk) "Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss.

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(ii)   Expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulation §1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss.

(iii)   Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits and Losses.

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period.

Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 6.2, 6.3, 6.5 and 10.2 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.2, 6.3, 6.5 and 10.2 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

(lll)   "Proxy" has the meaning set forth in Section 4.5(b)(i).

(mmm)   "Proxy Losses" has the meaning set forth in Section 4.5(b)(i).

(nnn)   "Regulations" means the Treasury Regulations promulgated under the Code, as from time to time in effect.

(ooo)   "Regulatory Allocations" has the meaning set forth in Section 6.3.

(ppp)   "Requisite Members" means the holders of at least two thirds of the Units (other than P-Series Common Units) then outstanding, voting together as a single class on an as-converted basis.

(qqq)   "Requisite Preferred Members" means the holders of at least two thirds of the Preferred Units then outstanding, voting together as a separate class on an as-converted basis.

(rrr)   "Retained Earnings Threshold" has the meaning set forth in Section 2.7(d)(ii).

(sss)   "Sale Transaction" has the meaning set forth in Section 8.5(a).

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(ttt)   "Series A-1 Units" has the meaning set forth in Section 2.1.

(uuu)   "Series A-1 Majority" means the holders of at least a majority of the Series A-1 Units then outstanding, voting together as a separate class on an as-converted basis.

(vvv)   "Series A-2 Units" has the meaning set forth in Section 2.1.

(www)   "Target Account" means, with respect to any Member for any Fiscal Year or other period, an amount equal to the hypothetical distribution such Member would receive if all assets of the Company, including money at the end of such period: (a) were sold for cash equal to their Gross Asset Value (taking into account any adjustments to Gross Asset Value for such period); (b) all liabilities allocable to such assets were then due and were satisfied according to their terms; (c) all Minimum Gain chargebacks required by this Agreement were made; (d) and all obligations of Members to contribute additional capital to the Company were satisfied; and (e) all remaining proceeds from such sale were distributed to the Members pursuant to Section 7.1(c).

(xxx)   "Tax Distributions" has the meaning set forth in Section 7.1(d).

(yyy)   "Tax Matters Partner" has the meaning set forth in Section 12.5(a).

(zzz)   "Tax Payment Load" has the meaning set forth in Section 7.2.

(aaaa)   "Transfer" or "Transferred" has the meaning set forth in Section 8.1.

(bbbb)   "Transfer Notice" has the meaning set forth in Section 8.2(b).

(cccc)   "Transferor Member" has the meaning set forth in Section 8.2(a).

(dddd)   "Threshold Amount" has the meaning set forth in Section 2.7(d)(i).

(eeee)   "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(ffff)   "Unit" or "Units" means an equity ownership interest in the Company (which shall be considered personal property for all purposes) which shall entitle any record owner who is validly admitted as a Member of the Company as provided herein to the rights and privileges (and subject its holder to the burdens) associated with such Unit as set forth herein.

(gggg)   "Withholding Tax Act" has the meaning set forth in Section 7.2.

ARTICLE 2
CAPITAL MATTERS

2.1   **Classes of Units**. There shall be three separate and distinct classes of Units in the Company (each, a "Class of Units"), in each case, with the rights and privileges as are specified in this Agreement. The Company is authorized to issue up to: 9,000 Common Units (the "Common Units"), 2,000 Series A-1 Preferred Units (the "Series A-1 Units") and 2,000 Series A-2 Preferred

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Units (the "Series A-2 Units" and together with the Series A-1 Units, each a series of "Preferred Units"). The Board shall have the sole right to sell the Series A-1 Units up to the maximum authorized number of Series A-1 Units and to sell such Series A-1 Units at a price per unit approved by the Board (but not less than $1.00 per Series A-1 Unit). The Board shall have the sole right to sell the Series A-2 Units up to the maximum authorized number of Series A-2 Units and to sell such Series A-2 Units at a price per unit approved by the Board (but not less than $1.00 per Series A-2 Unit). Except as otherwise provided herein, each Preferred Unit (on an as-converted basis) and Common Unit (other than P-Series of Common Units) shall entitle the holder thereof to cast one vote on any matter on which Members of the Company are entitled to vote.

2.2   Ownership Exhibit, Initial Capital Contributions.

(a)   The name, present mailing address and taxpayer identification number of each Member and the number and Class of Units held by each Member, as of the Effective Date are as set forth next to each Member's respective name on Exhibit A attached hereto. The Company will maintain in its books and records and updated schedule of the aggregate Capital Contributions of each Member, the current Capital Accounts of each Member and the Percentage Interest of each Member, as well as any changes thereto.

(b)   Exhibit A may be amended from time to time by the Board or its authorized designee) to reflect the admission of additional Members to the Company, changes in the number of issued and outstanding Units, and changes in the ownership of Units.

(c)   The Company shall be entitled to treat the person in whose name any Unit(s) stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other person. A Person may hold more than one Class of Units and any Person who so holds more than one Class of Units, unless otherwise provided herein, shall for the purposes of this Agreement be considered a separate Member of the Company with respect to each Class of Units so held.

2.3   Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contribution or advance to the Company.

2.4   Interest on Capital. No interest shall be payable with respect to any Capital Contributions made to the Company.

2.5   Limited Liability of Members. Except as and to the extent required under the Act or this Agreement, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company.

2.6   Loans to the Company. Without in any way limiting the authority of the Board to cause the Company to borrow funds from an unaffiliated third party (instead of, or in addition to, any loan(s) of the type contemplated by this Section 2.6), any Member or Affiliate of a Member may, with the consent of the Board, lend or advance money to the Company; provided, that such a loan shall be on terms and conditions not less favorable than those available from unaffiliated third parties for similar loans. If a Member, with the consent of the Board, shall make any loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution to the Company and shall not increase such Member's

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Capital Account but shall instead be treated as a debt due from the Company to a creditor as to all parties and as for all purposes to the fullest extent permitted by law. Any such loan shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company property in accordance with the terms and conditions upon which such loan was made and shall bear interest at a rate at least equal to the applicable federal rate as defined in Section 1274(d) of the Code unless such requirement is waived by the Board. Any such loan shall be subject to the highest priority permitted by law as to the creditors of the Company.

2.7 Compensatory Issuance of Common Units as Profits Interests.

(a)   Subject to Section 2.1 and upon the terms and conditions set forth in the unit grant agreements approved by the Board, the Company may issue profits interest series of Common Units as equity compensation for services provided or to be provided to the Company by employees, officers, consultants, independent contractors, or advisors of the Company or its Affiliates. The profits interest series of Common Units shall vest in accordance with the schedules set forth in the applicable grant agreements by and between the Company and the holders of such Units. Such series of Common Units are intended to constitute "profits interests," as such term is used by Rev. Proc. 93-27. Issuances of Common Units pursuant to this Section 2.7 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Board, the Members, nor the Company makes any representation as to the tax consequences of the issuance of Common Units pursuant to this Section 2.7.

(b)   Immediately prior to each issuance of Common Units pursuant to this Section 2.7 (each a "P Series" of Common Units, to be consecutively designated as "Series P-1," "Series P-2," etc.), the Gross Asset Value of all Company property shall be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Board in its sole discretion.

(c)   Each P Series of Common Units shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company from the date of issuance of such P Series of Common Units with respect to amounts distributable pursuant to Section 7.1 in proportion to the Percentage Interest applicable to such P Series of Common Units and not in any Fair Market Value of the Company accrued prior to the issuance of such P Series of Common Units.

(d)   In connection with the issuance of each P Series of Common Units pursuant to this Section 2.7 using the Fair Market Value of the Company determined above in Section 2.7(b), the Board (or its authorized designee) shall promptly thereafter:

(i)   amend Section 7.1(c) (through attachment of a completed Exhibit B to this Agreement approved by the Board and executed by the Board or any authorized designee of the Board) to provide for a subsection corresponding to each P Series of Common Units and establishing the then Fair Market Value of the Company as the minimum aggregate Capital Proceeds distribution amount that must be made pursuant to Section 7.1(c) with respect to the Units of the Company issued and outstanding prior to the issuance of such P Series of Common Units before such P Series of Common Units shall share in Capital Proceeds distributions made pursuant to Section 7.1(c) (the "Threshold Amount" of such P Series of Common Units); and

(ii)   amend Section 7.1(a) (through attachment of a completed Exhibit B to this Agreement) to provide for a subsection corresponding to each P Series of Common Units and establishing the then retained Net Cash Flow of the Company as the minimum aggregate distribution amount that must be made pursuant to Section 7.1(a) with respect to the Units of the Company issued and outstanding prior to the issuance of such P Series of Common Units before such P Series of Common Units shall share in distributions of Net Cash Flow pursuant to Section 7.1(a) (the "Retained Earnings Threshold" of such P Series of Common Units).

(e)   Notwithstanding any other provision contained in this Agreement to the contrary, each P Series of Common Units shall be non-voting and no holder of such P Series of Common Unit shall have any right by virtue of its ownership thereof to receive notice of, attend, or participate in any meeting of Members or written consent in lieu thereof.

2.8   Conversion of Preferred Units. Preferred Units shall be convertible into Common Units as follows:

(a)   Optional Conversion.

(i)   At the option of the holder thereof, each Preferred Unit held by such holder shall be convertible, at any time or from time to time, into Common Unit(s) as provided herein.

(ii)   Each holder of one Preferred Unit who elects to convert the same into a Common Unit(s) shall surrender the certificate or certificates therefor, if any, duly endorsed, at the office of the Company or any transfer agent for the Preferred Units, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of Preferred Units being converted. Thereupon the Company shall promptly register such holder as the holder of such Common Units. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of receipt by the Company of written notice of conversion, and the person entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder of such Common Units on such date.

(b)   Automatic Conversion. All outstanding Preferred Units shall automatically be converted into Common Units at the then effective Conversion Price for such series of Preferred Units (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act, covering the offer and sale of the Company's Common Units at a valuation of at least $50,000,000 and resulting in at least $15,000,000 of gross proceeds to the Company or (ii) upon the receipt by the Company of a written request for such conversion from the Requisite Preferred Members, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

(c)   Conversion Price. Each Preferred Unit shall be convertible in accordance with Section 2.8(a) or Section 2.8(b) into the number of Common Units which results from dividing (i) the sum of the applicable Original Issue Price for such series of Preferred Unit and the applicable accrued but unpaid Priority Return (if any) for such series of Preferred Unit at the time

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of the conversion by (ii) the applicable conversion price for such series of Preferred Unit that is in effect at the time of conversion (the "Conversion Price"). The Conversion Price with respect to the Preferred Units shall initially be the applicable Original Issue Price for such series of Preferred Units, without any credit for the applicable Priority Return for such series of Preferred Units (if any) set forth herein. Thereafter, the applicable Conversion Price for a series of Preferred Units shall be subject to adjustment from time to time as provided below. Following each adjustment of the applicable Conversion Price for a series of Preferred Units, such adjusted Conversion Price shall remain in effect until a further adjustment of such applicable Conversion Price for a series of Preferred Units hereunder.

(d) Adjustments for Other Company Distributions. If at any time or from time to time after the Effective Date the Company pays a dividend or makes a distribution to the holders of the Common Units payable in securities of the Company, other than an event constituting an Automatic Conversion Event, then in each such event the Members holding Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

(e) Adjustment for Reorganizations or Mergers, etc.

(i) If at any time or from time to time after the Effective Date there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Units (but not the Preferred Units) are converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 2.8(c) or 2.8(d) or a dissolution), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Preferred Unit shall thereafter be convertible in lieu of the Common Units into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the applicable number of Common Units issuable upon conversion of one Preferred Unit immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction. In any such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions of this Section 2.8(e) with respect to the rights of the holders of the Preferred Units after the reorganization, recapitalization, reclassification, consolidation or merger to the end that the provisions of this Section 2.8(e) (including adjustments of the applicable Conversion Price for a series of Preferred Units and the securities, cash or other property issuable upon conversion of such Preferred Units) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable and with respect to such other securities or property by the terms thereof. This Section 2.8(e) shall similarly apply to successive reorganizations, mergers and consolidations.

(ii) If at any time or from time to time after the Effective Date the Company shall, while any Preferred Units are outstanding, subdivide, combine, reclassify or split its outstanding Common Units into a greater or lesser number of Common Units, the applicable Conversion Price for a series of Preferred Units in effect immediately prior to such subdivision, combination, reclassification or split shall be adjusted to take into account such subdivision, combination, reclassification or split so that the holders of such Preferred Units receive the same

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number of Common Units that they would have received prior to such subdivision, combination, reclassification or split if the same had not occurred.

(f)   Adjustment of Conversion Price for Dilutive Issuances.

(i)   The applicable Conversion Price for a series of Preferred Units for which there occurs a Dilutive Issuance after the date hereof shall be reduced, concurrently with such Dilutive Issuance, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

A.   "CP2" means the Conversion Price for such series of Preferred Units in effect immediately after the issue of Dilutive Units;

B.   "CP1" means the Conversion Price for such series of Preferred Units in effect immediately prior to the issue of Dilutive Units;

C.   "A" means the Fully Diluted Number as of immediately prior to the issue of Dilutive Units;

D.   "B" means the number of Dilutive Units that would have been issued if such Dilutive Units had been issued at a price per unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

E.   "C" means the number of such Dilutive Units issued in such transaction.

(ii)   If the terms of any Options, the issuance of which resulted in an adjustment to the Conversion Price for a series of Preferred Units pursuant to the terms of Section 2.8(f)(i), are revised (either automatically pursuant the provisions contained therein or as a result of an amendment to such terms) to provide for either (A) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Options or (B) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price for such series of Preferred Units computed upon the original issue of such Options (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Units as would have obtained had such revised terms been in effect upon the original date of issuance of such Option. Notwithstanding the foregoing, no adjustment pursuant to this Section 2.8(f)(ii) shall have the effect of increasing the Conversion Price for a series of Preferred Units to an amount which exceeds the lower of (x) the applicable Conversion Price for such series of Preferred Units on the original adjustment date, or (y) the applicable Conversion Price for such series of Preferred Units that would have resulted from any Dilutive Issuances between the original adjustment date and such readjustment date.

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(iii)   Notwithstanding the foregoing, no adjustment to the Conversion Price for a series of Preferred Units shall occur with respect to the following issuances (collectively, "Excluded Issuances"):

(A)   upon the conversion of Preferred Units or as a dividend or other distribution on Preferred Units, including accrued Priority Returns;

(B)   in connection with a stock split or stock dividend by the Company that is covered by Section 2.8(d) or (e);

(C)   pursuant to an acquisition, approved by the Board, of another corporation by merger, consolidation, purchase of substantially all of the assets or equity securities or other reorganization;

(D)   to directors or employees of, or consultants to, the Company pursuant to the Equity Incentive Plan or other plan or agreement approved by the Board, including grants by the Company of P-Series of Common Units;

(E)   pursuant to a bona fide, firm commitment public offering;

(F)   in connection with equipment lease financing arrangements, bank financing or strategic partner transactions approved by the Board;

(G)   in connection with transactions involving research or development funding, technology licensing or joint marketing or other strategic alliance arrangements approved by the Board; or

(H)   upon the conversion, exercise or exchange of common equivalents outstanding on the date of Closing.

(g)   Fractional Units. No fractional Common Units shall be issued upon any conversion of Preferred Units. In lieu of any fractional Unit to which the holder would otherwise be entitled, the Company shall round any portion of a Unit up to the next whole Unit.

(h)   Reservation of Units Issuable Upon Conversion. This Agreement shall be deemed at all times to reserve and keep available, solely for the purpose of effecting the conversion of the Preferred Units, such number of its Common Units as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Units.

2.9   Preemptive Right. Each Major Member shall have the right, but not the obligation, to purchase their pro rata share of New Securities proposed to be sold by the Company. Each Major Member may elect to purchase or otherwise acquire, at the price and on the terms specified in the written notification delivered by the Company, up to that portion of such New Securities which equals the proportion that the Common Units then issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, by such Major Member bears to the total Common Units of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Units and Options). This preemptive right shall not apply to Excluded Issuances or the sale of authorized but unissued Preferred Units, so long as any such sale

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of Preferred Units occurs within sixty (60) days of the Effective Date, and this preemptive right will terminate upon the earliest to occur of an initial public offering by the Company, the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or a Sale Transaction. This right of first offer must be accepted within twenty (20) days of the date offered by the Company.

ARTICLE 3
MANAGEMENT OF THE COMPANY

3.1 **Board of Managers**.

(a) Management of the Company shall be vested in a Board of Managers (the "Board"). There shall be initially named three (3) managers of the Company, with ability to expand the Board to up to five (5) managers of the Company by approval of the then current Board (each a "Manager" and collectively, the "Managers").

(b) The holders of a majority of the Common Units then outstanding shall have the right to appoint two (2) Managers, who shall initially be Karen Cooper and Lee Cooper.

(c) The holders of a majority of the Preferred Units then outstanding, voting together as a single class on an as-converted basis, shall have the right to appoint one (1) Manager.

(d) In event that the Board is expanded to five (5) Managers in accordance with Section 3.1(a), two (2) additional individuals who would add value to the Company and not otherwise an Affiliate of the Company or any Member may be nominated by the other Managers to serve as Managers.

3.2 The Managers need not be Members or residents of the Commonwealth of Massachusetts. The Board shall have full, plenary, exclusive and complete power and authority to manage and control the Company. The Board shall function in substantially the same manner as the board of directors of a Massachusetts corporation. All actions by the Company that would require the approval of the board of directors of a Massachusetts corporation under the Massachusetts Business Corporation Act, or for which it would be customary using good practice to obtain such approval, shall require approval by the Board. Except as otherwise provided in this Agreement, the Board shall act by vote of at least a majority of the Managers then in office.

3.3 **Appointment and Resignation and Removal of Managers; Term of Office**.

(a) A Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b) A Manager shall remain in office until such Manager (i) is removed in accordance with this Article 3, (ii) resigns in a written instrument delivered to the Board or (iii) dies or is otherwise unable to serve (as determined by either at least a majority of the Managers or the Majority Vote of the Members), or until as otherwise provided in this Article 3.

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(c)   In the absence of any designation from the persons or groups with the right to designate a Manager as specified above, the Manager previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

(d)   Each Member also agrees to vote, or cause to be voted, all Units owned by such Member, or over which such Member has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(i)   no Manager elected pursuant to Section 3.1 or Section 3.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the person or groups, or of the holders of at least a majority of the Units, entitled under Section 3.1 to appoint that Manager; or (ii) the person or groups originally entitled to designate or approve such Manager pursuant to Section 3.1 is no longer so entitled to designate or approve such director;

(ii)   any vacancies created by the resignation, removal or death of a Manager appointed pursuant to Section 3.1 or Section 3.3 shall be filled pursuant to the provisions of Section 3.1; and

(iii)   upon the request of any party entitled to appoint or designate a Manager as provided in Section 3.1 to remove such Manager, such Manager shall be removed.

3.4   Board Chair. The Managers (by a majority vote) may select the Manager that will act as Chair of the Board (the "Chair").

3.5   Performance of Duties. Each Manager shall perform his or her duties as such in good faith, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

3.6   Officers. In performing its duties, the Board is authorized to delegate responsibility to such officers (the "Officers") or other delegates or agents as the Board sees fit. Every Manager and Officer shall have the authority to bind the Company by entering into contracts and incurring obligations in the Company's name, but solely to the extent such authority is delegated by the Board to such Manager or Officer.

3.7   Indemnification of the Managers and Officers.

(a)   The Company shall indemnify, save harmless and pay all judgments and claims against any Manager or Officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Manager or Officer in connection with the Company's business, including reasonable attorneys' fees incurred by such Manager or Officer in connection with the defense of any action based on any such act or omission, which attorneys' fees may be reimbursed as incurred.

(b)   Notwithstanding any provision of this Agreement or the Act to the contrary, (i) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) in a suit or claim brought by such Manager or Officer or any Member affiliated

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with such Manager, and (ii) the Company shall not indemnify or pay the expenses of any Manager or Officer (including attorneys' fees) unless such Manager or Officer has (A) acted in good faith, (B) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and (C) in the case of a criminal proceeding, had no reasonable cause to believe that the conduct at issue was unlawful.

(c)   No Manager shall be liable, in damages or otherwise, to the Company or to any Member for any loss or liability that arises out of any act performed or omitted to be performed by such Manager pursuant to the authority granted by this Agreement, other than any loss or liability that results from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

(d)   This Section 3.7 shall survive the termination of this Agreement for any reason.

3.8   Rights and Powers of the Members.

(a)   The Members shall not have any right or power to take part in the direct management or control of the Company or its business operations. The Members shall have no right to vote on or approve any Company matter or transaction, or to exercise any other powers or privileges under the Act, except to the extent expressly provided herein or otherwise required by the Act or the Certificate.

(b)   No Manager, officer or any other person shall have any authority to bind or take any action on behalf of the Company to amend, alter or repeal the preferences, special rights or other powers of the Preferred Units or a particular series of Preferred Units, either directly or indirectly, through merger or consolidation with any other corporation or otherwise, in any manner that has a disproportionate adverse effect on either series of Preferred Units relative to the effect on any other Class of Units unless such action is authorized approved in accordance with the terms and conditions set forth herein, including Section 12.1.

3.9   Insurance. If requested by at least a majority vote of the Board or by a Majority Vote, the Company shall maintain in effect a "directors and officers" liability insurance policy covering the Managers and Officers of the Company, with coverage on customary terms and at customary levels for businesses of the size of the Company, all as determined by the Board.

3.10   Determination of Fair Market Value. Valuations of the Company or Company property and the determination of "Fair Market Value" shall be conducted at such times as required by this Agreement or as otherwise deemed appropriate by the Board. Except as otherwise provided herein, such determinations of Fair Market Value shall be made by the Board in its sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Board in its sole discretion in order to apply the terms of this Agreement or comply with applicable laws).

3.11   Limitations on Registration Rights. From and after the Effective Date, the Company shall not, without the prior written consent of the Requisite Preferred Members, enter into any agreement with any holder or prospective holder of any securities of the Company that (i)

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would provide to such holder the right to include securities in any registration on other than either a pro rata basis with holders of Preferred Units.

ARTICLE 4
MEETINGS

4.1   Board Meetings. The Board shall meet at such time and place within or outside the Commonwealth of Massachusetts as shall be designated from time to time by the Board. Each Manager shall be given at least two (2) days' prior written notice of any meeting of the Board and will be permitted to participate in any meeting of the Board by telephone or similar communications equipment. Any Manager may call a meeting of the Board.

4.2   Member Meetings.

(a)   Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by applicable law, may be called by the Board, the Requisite Preferred Members or by a Majority Vote.

(b)   The Chair, the Board or the Members calling a meeting pursuant to this Section 4.2 may designate any place as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

(c)   Each Member shall be given at least two (2) days' prior written notice of any meeting of the Members and shall be permitted to participate in any such meeting of the Members by telephone or similar communications equipment.

(d)   For the purpose of determining the Members entitled to notice of, or to vote at, any meeting of the Members or any adjournment of the meeting, or the Members entitled to receive payment of any distribution, or to make a determination of the Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution or relating to such other purpose is adopted, as the case may be, shall be the record date for the determination of the Members. Only the Members of record on the date fixed shall be so entitled notwithstanding any permitted transfer of a Member's Units after any record date fixed as provided in this Section 4.2. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this Section 4.2, the determination shall apply to any adjournment of the meeting.

(e)   A meeting of the Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of the Members who own a majority of the outstanding Percentage Interests represented in person or by proxy shall constitute a quorum at any meeting of the Members.

(f)   Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any Company action is to be taken by vote of the Members, it shall be authorized upon receiving the Majority Vote.

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(g)   At all meetings of the Members, a Member entitled to vote may vote in person or by proxy executed in writing by such Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Board before or at the time of the meeting.

(h)   Where two (2) or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of the Member represented thereby, the vote cast by a majority of them, and, if a majority of the proxies cannot agree whether to vote or upon the manner of voting, the voting shall be divided equally among those persons.

(i)   A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, one (1) of the following persons present at the meeting of the Members (the "Meeting Supervisor") in the order stated: (i) the Chair, (ii) the Manager or Officer supervising the meeting of the Members, or (iii) such person as shall be designed by a Majority Vote of the Members. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, to the Meeting Supervisor, as set forth herein.

4.3   Notice of Meeting; Waiver.

(a)   Whenever any written notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting.

(b)   Attendance of a person at any meeting shall constitute a waiver of notice of the meeting, except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

4.4   Consent in Lieu of Meeting.

Any action required or permitted to be taken at a meeting of the Board or the Members may be taken without a meeting if, prior to the action, written consents describing the action to be taken are signed by the minimum number of Managers or Members that would be necessary to authorize the action at a meeting at which all Managers or Members entitled to vote thereon were present and voting. Any such written consent made pursuant to this Section 4.4 shall be filed with the Board. Prompt notice of the taking of the Company action without a meeting by less than unanimous written consent shall be given to those Managers or Members who have not consented in writing.

4.5   Irrevocable Proxy; SPV Reorganization.

(a)   If the Member **is not** a Major Member, on and after the Effective Date, the Member hereby appoints, and shall appoint in the future upon request, the then-current Chief

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Executive Officer of the Company (the "CEO"), as the Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Members, (i) vote all Units owned by such Member as the holders of a majority of the Series A-1 Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this Section 4.5(a) and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Member pursuant to this Section 4.5(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Member is an individual, will survive the death, incompetency and disability of the Member and, so long as the Member is an entity, will survive the merger or reorganization of the Member or any other entity holding Units acquired from such Member. The CEO is an intended third-party beneficiary of this Section 4.5(a) and Section 4.5(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   If the Member **is not** a Major Member:

(i)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Member's true and lawful proxy and attorney pursuant to Section 4.5(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his or her capacity as representative of the Member pursuant to this Section 4.5 while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Section 4.5, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Member otherwise exist against the Proxy. The Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Capital Contribution of such Member). In no event will the Proxy be required to advance his or her own funds on behalf of the Member or otherwise. The Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Member and is final, binding and conclusive upon the Member. The Company, other Members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Member. The Company, the other Members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

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(c)   The Member hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this Section 4.5 and any Series A-2 Units into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Series A-2 Units.

ARTICLE 5
CAPITAL ACCOUNTS AND RELATED MATTERS

5.1   Capital Accounts.

(a)   A single, separate capital account shall be maintained for each Member in accordance with the Regulations issued under Section 704(b) of the Code (each such account, a "Capital Account") and this Section 5.1.

(i)   To each Member's Capital Account there shall be credited the amount of cash and the Gross Asset Value of any asset transfer by the Member to the Company as a Capital Contribution, such Member's allocated share of Profits, any items in the nature of income or gain which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any Company liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member.

(ii)   From each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property of the Company distributed to such Member pursuant to any provision of this Agreement, such Member's allocated share of Losses, any items in the nature of expenses or losses which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b)   In determining the amount of any liability for purposes of this Section 5.1, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(c)   Upon a transfer of any Unit in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Unit.

(d)   The foregoing provisions of this Section 5.1 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. The Board shall (i) make any adjustments that are necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations §1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations §1.704-1(b). In the event that the Board shall determine that it is prudent to modify the manner in

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which Capital Accounts or any debits or credits thereto are computed in order to comply with such Regulations, the Board may make such modifications.

5.2   Revaluations. The Capital Accounts of the Members shall be adjusted to reflect each revaluation of Company assets made pursuant to the definition of Gross Asset Value; provided that any adjustments hereunder shall be made in accordance with and to the extent provided in Regulations §§1.704-1(b)(2)(iv)(f) and (g) and taking into account Proposed Regulation Section 1.704-1(b)(2)(iv)(h).

5.3   No Deficit Funding Obligation. Except as otherwise expressly required by law or this Agreement, no Member shall be required to reimburse the Company for any negative balance in such Member's Capital Account or restore any negative Capital Account of another Member.

5.4   Withdrawal and Return of Capital. Except as otherwise expressly provided herein, no Member shall have the right to withdraw capital from the Company or to receive any distribution of or return on such Member's Capital Contributions, or to voluntarily retire, withdraw or otherwise cease to be a Member of the Company.

ARTICLE 6
ALLOCATIONS

6.1   Allocations. After giving effect to the special allocations set forth in Sections 6.2, 6.3, 6.5 and 10.2, Profits or Losses for any Fiscal Year shall be allocated to the Members as follows:

(a)   The Company's Profits for any Fiscal Year shall be allocated to the Members having Capital Account Shortfalls for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Shortfalls.

(b)   The Company's Losses for any Fiscal Year shall be allocated to the Members having Capital Account Excesses for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Excesses.

6.2   Regulatory Allocations. Notwithstanding the provisions of Section 6.1, the following special allocations shall be made in the following order and priority:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 6.2, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(f)(6) and §1.704-2(j)(2).

This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(i) (4), notwithstanding any other provision of this Section 6.2, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §§ 1.704-2(i) (4) and 1.704-2(j) (2) of the Regulations. This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(i) (4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Capital Account Deficit for such Member for any Fiscal Year, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit so created as quickly as possible. It is the intent that this Section 6.2(c) be interpreted as a "qualified income offset" and as otherwise necessary to comply with the alternate test for economic effect set forth in Treasury Regulations §1.704-1(b)(2)(ii)(d).

(d)   Loss Allocation Limitation. Notwithstanding anything to the contrary in this Agreement, the Losses allocated pursuant to Section 6.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some, but not all, of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 6.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member consistent with Treasury Regulations §1.704-1(b)(2)(ii)(d). If any Member would have an Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of any amount, if any, that such Member is obligated to restore to the Company under Treasury Regulations §1.704-1(b)(2)(ii)(c) and such Member's share of Company Minimum Gain as defined in Treasury Regulations §1.704-2(g)(1) and Member Minimum Gain as determined pursuant to Treasury Regulations §1.704-2(i) (which are also treated as obligations to restore in accordance with Treasury Regulations §1.704-1(b)(2)(ii)(d)), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

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(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i) (1).

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations §1.704 1(b)(2)(iv)(m)(2) or Treasury Regulations §1.704 1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704 1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations §1.704 1(b)(2)(iv)(m)(4) applies.

6.3   Curative Allocations. The allocations set forth in Section 6.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.3. Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the managing Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1.

6.4   Other Allocation Rules.

(a)   Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Article 6 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Values of Company property are adjusted pursuant to the definition of Gross Asset Value.

(b)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Company using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

6.5   Allocations in the Event of Forfeiture. In the event that, any Member is issued Units for services, and such Units are forfeited, then for the Fiscal Year in which such forfeiture occurs:

(a)   except as provided in this Section 6.5, with respect to such forfeited Units, such Member's allocable portion of all items of Company income, gain, loss or deduction for the Fiscal Year in which the forfeiture occurs shall be zero; and

(b)   the Company shall make such allocations with respect to the forfeiture of such Units as are required under the Treasury Regulations then in force.

6.6   Tax Allocation. For each Fiscal Year, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in the same manner as their corresponding book items were allocated pursuant to Sections 6.2, 6.3, 6.5 and 10.2 for such Fiscal Year, as modified by the following principles:

(a)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using the traditional allocation method of Treasury Regulation §1.704-3(b) unless the record owners of a majority of the Common Units elect to use a different method.

(b)   If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c)   Unless otherwise provided herein, any elections or other decisions relating to allocations under this Section 6.6 shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

(d)   With respect to any forfeited Units, all modifications required under the Treasury Regulations then in force.

(e)   Allocations pursuant to this Section 6.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

6.7   Binding Effect. The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income, gain, loss and deduction for federal income tax purposes.

6.8   Amendment. The Members shall consent to any amendment to this Article 6 proposed by the Board which the Board reasonably determine to be in the best interests of the Company and to be necessary or advisable to comply with the requirements of the Code or the Regulations regarding the allocation of Profits and Losses and all tax items including items of income, gain, deduction, loss or credit.

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ARTICLE 7
DISTRIBUTIONS

7.1   Generally.

(a)   <u>Distributions Upon Dissolution</u>. <u>Article 10</u> shall govern distributions made following the dissolution of the Company.

(b)   <u>Distributions of Net Cash Flow</u>. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members, with the frequency determined by the Board, as follows:

(i)   first, to all applicable Members, such Member's Tax Distributions in accordance with <u>Section 7.1(d)</u>;

(ii)   second, to the holders of Series A-1 Units, pro rata in proportion to the number of such Units held by each holder, until such holders have received distributions under this Section 7.01(b)(ii) in an amount equal to the aggregate Priority Return on all Series A-1 Units outstanding immediately prior to such distribution;

(iii)   third, (A) eighty percent (80%) to the holders of Preferred Units pro rata in proportion to the number of such Units held by each holder, until each such holder receives a return of its Capital Contribution and (B) twenty percent (20%) to the holders of Common Units (including, subject to the limitations set forth in <u>Section 2.7</u>, Common Units issued as P Series of profits interests), pro rata in proportion to the number of such Units held by each holder; and

(iv)   finally, (A) twenty percent (20%) to the holders of Preferred Units pro rata in proportion to the number of such Units held by each holder, and (B) eighty percent (20%) to the holders of Common Units (including, subject to the limitations set forth in <u>Section 2.7</u>, Common Units issued as P Series of profits interests), pro rata in proportion to the number of such Units held by each holder.

(c)   <u>Distributions of Capital Proceeds</u>. Capital Proceeds shall be distributed to the Members within a reasonable time following the Capital Transaction to which the Capital Proceeds relate in accordance with the following order of priority:

(i)   first, to all applicable Members, such Member's Tax Distributions in accordance with <u>Section 7.1(d)</u>;

(ii)   second, the holders of Preferred Units, pro rata in proportion to the number of such Units held by each holder, until each such holder receives its unpaid Priority Return (if any) and a return of its Capital Contribution; and

(iii)   finally, to all holders of Common (including, subject to the limitations set forth in <u>Section 2.7</u>, Common Units issued as P Series of profits interests), pro rata in proportion to the number of such Units held by each holder.

DB1/ 89602019.1

(d)   Distributions to Pay Taxes. To the extent that Net Cash Flow is available for distribution and the Board so determines, the Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Units (to the extent not otherwise distributed pursuant to Section 7.1), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 6.6 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 7.1 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 7.1.

(e)   Member Payments Constituting Distributions. This Article 7 does not govern payments made by the Company to the Members to the extent such payments constitute either non-partner capacity payments within the meaning of Code Section 707(a)(1) or otherwise or guaranteed payments within the meaning of Code Section 707(c).

(f)   Limitations on Distributions.

(i)   The Company shall not make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their Percentage Interests in the Company and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability.

(ii)   A Member who receives a distribution in violation of Section 7.1(f)(i), and who knew at the time of the distribution that the distribution violated Section 7.1(f)(i), shall be liable to the Company for the amount of such distribution. A Member who receives a distribution in violation of Section 7.1(f)(i), and who did not know at the time of such distribution that such distribution violated Section 7.1(f)(i), shall not be liable for the amount of the distribution. Subject to Section 7.1(f)(iii), this subsection (ii) shall not affect any obligation or liability of a Member under other applicable law for the amount of a distribution.

(iii)   A Member who receives a distribution from the Company shall have no liability under this Section 7.1(f), the Act or other applicable law for the amount of the distribution after the expiration of three years from the date of the distribution unless an action to recover the distribution from such Member is commenced prior to the expiration of said three-year period and an adjudication of liability against such Member is made in the action.

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(g)   Distribution in Kind. Distributions of Company property may be made in cash or in kind as determined by the Board. Immediately prior to any distribution to be made in kind, the Gross Asset Value of the Company property to be distributed shall be adjusted to its fair market value as provided in the definition of Gross Asset Value. After such determination of the Gross Asset Value of the Company property to be distributed, such Company property shall be deemed to have been sold for its Gross Asset Value on the date of distribution and the Company property shall be distributed to the Members in the same order and priority that the deemed proceeds of such constructive sale would have been distributed, if they constituted Net Cash Flow and were distributable pursuant to Section 7.1(a). No Member shall have the right to sue for a partition of Company property with respect to a distribution made pursuant to this Section 7.1(g) and the Company shall have the right to distribute Company property to the Members entitled thereto pursuant to this Section 7.1(g) as tenants in common in the same proportions in which such Members would have been entitled to cash distributions pursuant to Section 7.1(a).

        7.2   **Withholding**. Any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a Tax Distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Code section 1274(d)(1), determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this subsection.

ARTICLE 8
ASSIGNMENTS OF COMPANY INTERESTS; COMPANY SALE; CONVERSION TO CORPORATE FORM

        8.1   **Representations and Warranties**. Each Member hereby represents and warrants to the Company and to each of the other Members that: (i) the Member is maintaining its Units for such Member's own account and without an intent to distribute such Units, and (ii) the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws and, notwithstanding any other provision of this Article 8, may not be resold or Transferred by the Member without appropriate registration or the availability of an exemption from such registration requirements. For the purposes of this Agreement, the term "Transfer" or "Transferred" means any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in

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bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Units.

8.2   Rights of First Refusal.

(a)   The Company shall have a right to purchase the Interests that any Member (a "Transferor Member"), may, from time to time, propose to Transfer after the Effective Date, pursuant to the terms set forth in this Article 8.

(b)   If any Transferor Member proposes to Transfer any Units, then such Transferor Member shall give the Company and each Major Member written notice (the "Transfer Notice") of such Transferor Member's intention to so Transfer such Units (the "Offered Units") at least thirty (30) days prior to the proposed closing of such Transfer. The Transfer Notice shall describe, without limitation, the type and amount of Offered Units to be Transferred, the nature and the terms and conditions of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Transmittal of the Transfer Notice to the Company shall constitute an offer to sell all of the Offered Units to the Company at the price and upon the terms set forth in the Transfer Notice. The Company shall have twenty (20) days after receipt of such Transfer Notice to agree to purchase all or a portion of the Offered Units for the price and upon the terms and conditions specified in the Transfer Notice. Such agreement to purchase shall be indicated by the Company giving written notice to the Transferor Member and stating therein the quantity of Offered Units to be purchased.

(c)   If the Company does not intend to purchase all of the Offered Units, the Company must deliver a notice to the Transferor Member and to each other Major Member to that effect no later than twenty (20) days after the Transferor Member delivers the Transfer Notice to the Company. Each other Major Member shall have the right, but not an obligation, to purchase up to its pro rata portion (based upon the total number of Units then issued and held by all Major Members assuming full conversion and/or exercise, as applicable, of all Preferred Units and Options) of any Offered Units not purchased by the Company pursuant to Section 8.2(b), on the terms and conditions specified in the Transfer Notice. To exercise its secondary refusal right, a Major Member must notify the Transferor Member and the Company in writing within fifteen (15) days after the Company's delivery of the notice such Major Member in accordance with this Section 8.2(c). The closing of the purchase of Offered Units by the Company and/or the Major Members shall take place, and all payments from the Company and/or the Major Members, as applicable, shall have been delivered to the Transferor Member, by the later of (i) the date specified in the Transfer Notice; and (ii) forty-five (45) days after delivery of the Transfer Notice.

(d)   If and to the extent that the Company and the other Major Members do not purchase all of the Offered Units, then the Transferor Member shall have sixty (60) days thereafter to Transfer the Offered Units that the Company and the other Major Members did not elect to purchase, at a price and upon general terms and conditions no more favorable in any material respect to the purchasers or transferees thereof than specified in the Transfer Notice; provided, however, that each purchaser or transferee shall furnish the Company with a written agreement to be bound by, and comply with, all provisions of this Agreement. If the Transferor Member has not sold such Offered Units within such sixty (60) day period, the Transferor Member shall not thereafter Transfer any Offered Units without first offering such securities to the Company in the

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manner provided above and any proposed Transfer of Units by such Transferor Member shall, again, be subject to the Transferor's compliance with the terms and conditions of this Article 8. The exercise or non-exercise of the rights of first refusal of the Company and the Members hereunder shall not adversely affect their right of first refusal in subsequent Transfers of Units subject to this Article 8.

(e)   The rights set forth in this Section 8.2 shall terminate upon the earliest to occur of an initial public offering by the Company, the date on which the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or a Sale Transaction.

8.3   Exempt Transfers. Notwithstanding the foregoing, the right of first refusal set forth herein shall not apply to any Transfer to any Permitted Transferee of a Member; provided, however, that in the event of any Transfer to a Permitted Transferee, prior to effecting any such Transfer (i) the Transferor Member shall inform the other Members of such proposed Transfer, and (ii) the transferee shall furnish the Company and the other Member with a written agreement to be bound by, and comply with, all provisions of this Agreement. For the purposes of this Agreement, the term "Permitted Transferee" means (1) with respect to a Member who is a natural person, (i) the spouse or lineal descendants (but not minor children) of such Member, (ii) any trust created solely for the benefit of such Member, the spouse or lineal descendants of such Member, or such Member's estate, (iii) any corporation or partnership or other entity in which such Member, or the spouse or lineal descendants of such Member, are the direct and beneficial owners of all of the equity interests (provided such Member, spouse and lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), or (iv) the personal representatives of such Member upon such Member's death for the purposes of administration of such Member's estate or upon such Member's adjudicated incapacity for purposes of the protection and management of the assets of such Member; and (2) with respect to a Member who is not a natural person, its Affiliates, stockholders, members or partners.

8.4   Prohibited Transfers. Any attempt by a Transferor Member to Transfer Units in violation of this Agreement, as the case may be, shall be voidable at the option of the non-transferring Members. The Company agrees it will not recognize such voidable Transfer nor will it treat any transferee in such a voidable Transfer as the holder of such Units without the written consent of the non-transferring Members.

8.5   Company Sale.

(a)   In the event of an Approved Sale, each Member agrees (i) to vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Approved Sale, and to raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of equity securities by the Members of the Company, to sell the Unit then owned by Member on the terms and conditions of such Approved Sale. "Approved Sale" means (i) a transaction or series of transactions with a third party on an arm's length basis (including by way of merger, consolidation or sale of equity securities to a third party by one or more Members), the result of which is that the holders of the Company's voting securities

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immediately prior to such transaction or series of transactions own less than a majority of the combined voting power of the outstanding voting securities of the Company or the surviving or resulting entity, as the case may be, following the transaction or series of transactions, and (ii) a sale of all or substantially all of the Company's assets (each of the transactions in clauses (i) and (ii), a "Sale Transaction"), which, in each case, has been approved by (x) the Board and (y) the Requisite Members (the "Approving Members"). Each Member will take all necessary and desirable actions in connection with the consummation of the Sale Transaction, including, without limitation, entering into an agreement reflecting the terms of the Approved Sale, surrendering unit certificates, giving customary and reasonable representations and warranties, executing and delivering customary certificates or other documents and taking all other actions deemed necessary or appropriate by the Board and Approving Members in connection with the Approved Sale.

(b)   As security for the performance of each Member's obligations pursuant to this Section 8.5, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote all Units, at all meetings of the Members held or taken after the Effective Date with respect to an Approved Sale, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the Effective Date. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate upon the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission.

8.6   Conversion to Corporate Form.

(a)   In the event the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "Corporate Conversion" and such new corporation, the "Issuer Corporation"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Percentage Interests, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of Options and/or Profits Interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "Corporate Governing Documents").

(b)   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c)   As security for the performance of each Member's obligations pursuant to this Section 8.6, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, in necessary, all Percentage Interests, at all meetings of the Members held or taken after the Effective Date with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the Effective Date. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE 9
ACCOUNTS

9.1   Books, Records and Financial Statements. At all times during the continuance of the Company, the Company shall maintain books of account, in each case, that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company's business in accordance with generally accepted accounting principles. Such books of account shall be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by the Members and any duly authorized representatives for any purpose reasonably related to the Members' interest in the Company, subject in each case to such limitations, exclusions and procedures as the Board determines.

9.2   Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks as selected by the Company. The funds of the Company shall not be commingled with the funds of any other person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by the Manager or Officers.

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9.3   Information Rights. The Company shall deliver to each Major Member (a) annual reviewed financial statements within one hundred eighty (180) days of each Fiscal Year end and a written executive summary from the Company's Chief Executive Officer or any Manager detailing the Company's business and financial condition and business prospects and (b) quarterly financial statements within sixty (60) days of the end of each calendar quarter.

9.4   Tax Information. The Company shall use commercially reasonable efforts to supply to each Member, within ninety (90) days after the end of each Fiscal Year, all information necessary and appropriate to be included in each Member's income tax returns for that year.

9.5   Other Information. The Board and the Officers of the Company may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. The Board shall use commercially reasonable efforts to cause to be maintained and preserved all books of account and other relevant records for such periods as are customary in the industry; required by law, regulation or any regulatory body; and for such other periods where the Board determines retention to be necessary or appropriate for their continued business or historical value.


ARTICLE 10
DISSOLUTION


10.1   Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events (each a "<u>Dissolution Event</u>"): (i) a Majority Vote that it is no longer in the best interests of the Company to continue the business of the Company, or (ii) the entry of an order of judicial dissolution under the Act.

10.2   Application of Proceeds. Upon a Dissolution Event, the Board shall wind up the business of the Company after a final allocation of profits and losses in accordance with <u>Article 5</u>, the proceeds arising from such dissolution of the Company shall be distributed or used as follows and in the following order of priority: (i) for payment of the Company's liabilities and obligations to its creditors (including creditors who are also Members), and the expenses of such dissolution, (ii) to the setting up of any reserves that the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, (iii) to all applicable Members, such Member's Tax Distributions in accordance with <u>Section 7.1(d)</u>, and (iv) to all holders of Preferred Units and Common Units, including, Common Units issued as P Series of profits interests (but subject to the limitations set forth in <u>Section 2.7</u>) in accordance with their Percentage Interests (the "<u>Final Distribution</u>"). Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution and all other accounting periods of the Company, such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution. The Company may specially allocate items otherwise included in the computation of Profits and Losses in making such adjustments to the Capital Accounts of the Members.

DB1/ 89602019.1

ARTICLE 11
CONFIDENTIALITY

11.1 Confidentiality. Each Member shall keep confidential and shall not, without prior written consent of the Board, disclose any information with respect to the Company or its Affiliates or use any such information other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. However, a Member may disclose any such information (a) as has become generally available to the public other than as a result of the breach of this Section 11.1 by such Member or any agent or Affiliate of Member, (b) as may be required to be included in any report, statement or testimony required to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member, (c) as may be required in response to any summons or subpoena or in connection with any litigation or any reasonable inquiry or request for information by a governmental authority, (d) to the extent necessary in order to comply with any law, order, regulation or ruling, or request of any court or other governmental authority, (e) to its investment committees, oversight boards, investors, employees and professional advisors (including, but not limited to, such Member's consultants, auditors and counsel), so long as such persons are advised of the confidentiality obligations contained herein, and (f) as may be required in connection with an audit or review by any taxing authority or other governmental authority. Notwithstanding any other provision of this Agreement, the Board shall have the right to keep confidential from all or some of the Members (and specifically from Members who are subject to freedom of information acts, public records laws or similar laws) for such period of time as the Board determines is reasonable (i) any information that the Board reasonably believes to be in the nature of trade secrets and (ii) any other information (A) the disclosure of which the Board in good faith believes is not in the best interest of the Company or could damage the Company or its investments or (B) that the Company is required by law or by agreement with a third Person to keep confidential. The Board may disclose any information concerning the Company or the Members necessary to comply with applicable laws and regulation, including any money laundering or anti-terrorist laws or regulations, and each Member shall provide the Board, promptly upon request, all information that the Board reasonably deems necessary to comply with such laws and regulations.

ARTICLE 12
MISCELLANEOUS

12.1 Amendments. Notwithstanding any provision of this Agreement or the Act, the Board does not have the authority to amend, modify or waive this Agreement except by approval of at least a majority of the Managers and with the consent of the Members by Majority Vote; provided, however, that Exhibit A shall be amended from time to time by the Board (or its authorized designee) to reflect, to the extent required in accordance with the terms of this Agreement, the admission of Members to or the removal of Members from the Company, changes in the number of issued and outstanding Units, changes in the ownership of Units. Notwithstanding the foregoing, this Agreement may not be amended in any manner which would alter or repeal the preferences, special rights or other powers of the Preferred Units held by Preferred Members in any manner disproportionate to any adverse effect such amendment would have on the rights of the holders of Common Units in respect of such Common Units without the prior written consent of a majority the then outstanding Units held by the adversely effected series of Preferred Units, each series voting separately on an as-converted basis (it being understood the

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issuance of a new series of Preferred Units with rights and preferences senior to the Series A-1 Units and Series A-2 Units does not adversely affect the Preferred Units held by the existing Preferred Members). With respect to any such prior written consent of the holders of Series A-1 Units, such consent shall require the Series A-1 Majority.

12.2 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (i) when personally delivered to the intended recipient (or an officer of the intended recipient) or sent by telecopy or facsimile followed by the mailing of a confirmation copy as set forth in clause (ii) or (iii) below, provided that if notice is delivered or sent after 5:00 p.m. US Eastern Time or on a Saturday, Sunday or legal holiday in jurisdiction to which such notice is sent or delivered, notice shall be effective on the business day after the date such notice is delivered or sent, (ii) on the business day after the date sent when sent by a nationally recognized overnight courier service, or (iii) four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address and, if to a Member, to the address set forth on Exhibit A hereto. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

12.4 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Massachusetts without regard to conflicts of laws principles.

12.5 Designation of Tax Matters Partner.

(a) Karen Cooper shall serve as the "Tax Matters Partner" of the Company as defined by Code Section 6231(a)(7). In that capacity, the Tax Matters Partner is authorized and empowered to act and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Tax Matters Partner for judicial review of any adjustments assessed by the Internal Revenue Service. By the execution of this Agreement, each of the Members consents and acknowledges that each person (provided such person agrees to so serve) designated by the Managers shall be the Tax Matters Partner, and that each Member agrees to be bound by, and agrees not to take any action inconsistent with, the actions or inaction of the Tax Matters Partner, including, but not limited to, the extension of the statute of limitations or any contest, settlement or other action or position that the Tax Matters Partner deems proper under the circumstances. Each Member agrees to notify the Tax Matters Partner of any such action to be taken by the Member, in violation of this Agreement or otherwise, at least ten (10) days prior to the date the Member takes the action. The Tax Matters Partner shall notify each Member in writing of all administrative and judicial proceedings for the adjustment of Company items and shall include in periodic reports to the Members information it deems appropriate in its discretion to keep the Members informed of the status of the proceedings. The Tax Matters Partner shall have the

36

authority to take all actions necessary or desirable in its discretion to accomplish the matters set forth in this Section 12.5.

(b)   The Company shall bear all expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred by the Tax Matters Partner in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The Members shall have no obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Tax Matters Partner in its discretion and the provisions regarding limitation of liability and indemnification of Managers and Officers set forth in this Agreement shall be fully applicable to the Tax Matters Partner in its capacity as such.

(c)   The Tax Matters Partner is authorized to make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Section 6231(a)(1)(B)(ii) of the Code; (ii) to adjust the basis of Company property pursuant to Sections 754, 734(b), and 743(b) of the Code, or comparable provisions of state, local, or foreign law, in connection with transfers of Company interests and Company distributions; (iii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, local, or foreign tax returns; and (iv) to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members.

12.6   Safe Harbor Election.

(a)   By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any Unit in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Board shall designate the Tax Matters Partner as the "Member who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by such Member or the Tax Matters Partner shall constitute execution of a "Safe Harbor Election" in accordance with Section 4.04(1) of the Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Safe Harbor Company Unit issued by the Company in a manner consistent with the requirements of the Notice.

(b)   The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under this Section 12.6, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of this Section 12.6. A Member's obligations to comply with the requirements of this Section 12.6 shall survive such Member's ceasing to be a Member

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of the Company or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 12.6, the Company shall be treated as continuing in existence.

(c)   Each Member authorizes the Tax Matters Partner to amend subsections (a) and (b) of this Section 12.6 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

[Remainder of Page Intentionally Left Blank]

[Signature Page Follows]

DB1/ 89602019.1

IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Operating Agreement to be executed as of the date first stated above.

Hopster's LLC

By: *Founder Signature* _____

      Name: Lee Cooper
      Title: Chief Executive Officer


Hopster's LLC

COUNTERPART SIGNATURE PAGE

TO

AMENDED AND RESTATED OPERATING AGREEMENT

_____[EFFECTIVE DATE]_____


       The undersigned, being a member or desiring to become a member as of the date set forth above of Hopster's LLC, a Massachusetts limited liability company (the "Company"), hereby adopts and agrees to be bound by all of the terms and provisions of, and shall be entitled to all of the benefits and privileges of, the Amended and Restated Operating Agreement among the Company and the members of the Company (as amended, restated, amended and restated or modified from time to time, the "Operating Agreement"), and further authorizes the Company to attach this signature page to the Operating Agreement in order to make the undersigned a party to the Operating Agreement.

Signature: _*Investor Signature*_

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Acknowledged and Agreed as of
_[EFFECTIVE DATE]_____

Hopster's LLC

By: _*Founder Signature*_
Name: Lee Cooper
Title: Chief Executive Officer

Exhibit A

MEMBERS

As of [•], 2016

Member Name	Common Units	Series A-1 Units	Date of Series A-1 Units Capital Contribution	Series A-2 Units	Date of Series A-2 Units Capital Contribution	P-Series Units	Capital Contribution/Date of P-Series Grant	Percentage Interest
Total								100.00%

P Series Common Units are intended to be classified as a profits interest for federal income tax purposes pursuant to Internal Revenue Service Revenue Procedure 93-27 and Section 2.7 of this Agreement and as reflected in the restricted unit grant and the Company's books and records.

Exhibit B

P-SERIES SECTION 2.7 THRESHOLD AMOUNT AND RETAINED EARNINGS THRESHOLD AMOUNT DESIGNATION

[SERIES P-1]

On _____ the Company granted ___ P-Series Common Units, designated [Series P-1] in accordance with Section 2.7 of the Agreement. Commensurate with such grant, the Board of Managers determined that the Fair Market Value of the Company was $_____ and that the Threshold Amount associated with such new grant of [Series P-1] Common Units is therefore $_____ per Company unit **and the Retained Earnings Threshold associated with such new grant of Series P-1 Common Units is therefore $_____.**

Valuation Summary:

IN WITNESS WHEREOF, and pursuant to Board's approval and at the Board's direction, the Company hereby amends the Agreement to include this Exhibit B.

Hopster's LLC

By:_____

Name:

Title: